UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

CHINA INFORMATION SECURITY TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

16942F103
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,277,935*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
23,277,935*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,277,935*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51%

14	TYPE OF REPORTING PERSON
IN

* Consists of 20,677,935 shares of the Common Stock owned directly by Jiang Huai Lin and 2,600,000 shares held by Total Device Management Limited, an entity controlled by Jiang Huai Lin, which makes him the beneficial owner of those shares.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Total Device Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,600,000*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,600,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.56%

14	TYPE OF REPORTING PERSON
CO

* Total Device Management Limited is controlled by Jiang Huai Lin, which makes him the beneficial owner of these 2,600,000 shares of the Common Stock.

This Amendment No. 2 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in China Information Security Technology, Inc. on February 7, 2007, as amended by Amendment No. 1 filed on September 12, 2007 (the "13D"). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

Item 1. Security and Issuer.

The name of the issuer is China Information Security Technology, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. This statement relates to the Company’s common stock, $0.01 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Jiang Huai Lin, a citizen of the People’s Republic of China (the "Reporting Person"). The principal address of the Reporting Person is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company. The Reporting Person is also the 100% owner of Total Device Management Limited, a company formed in the People’s Republic of China, with its principal executive offices at 3505-06, 35/F Edinburg Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to March 26, 2008, the Reporting Person was deemed to beneficially hold an aggregate of 24,347,935 shares of the Company’s common stock. Such 24,347,935 shares consisted of 21,747,935 shares of Common Stock owned directly by the Reporting Person and 2,600,000 shares held by Total Device Management Limited, an entity controlled by the Reporting Person.

On March 28, 2008, the Reporting Person sold 1,070,000 shares of the Company’s Common Stock held directly by him to certain accredited investors, at a price of $4.00 per share, pursuant to the terms and conditions of a Purchase Agreement, dated March 26, 2008, by and among the Company, the Reporting Person and such investors (the "Purchase Agreement"). The Reporting Person delivered the proceeds from the sale of the shares to the Company to cover approximately $4.1 million in losses realized by the Company in connection with its investment in certain equity-linked notes and did not receive any shares of the Company’s common stock, other securities or other consideration for this capital contribution to the Company. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 28, 2008.

Following the sale on March 28, 2008, the Reporting Person holds 20,677,935 shares of the Company’s Common Stock directly and 2,600,000 shares of the Company’s Common Stock indirectly through Total Device Management Limited.

The securities of the Company owned by the Reporting Person are subject to a one year lockup period, pursuant to a Lockup Agreement (the "Lockup Agreement"), dated January 31, 2007, between the Company and the Reporting Person that will expire in September 2008. Furthermore, as a condition to the closing of a Securities Purchase Agreement, dated January 16, 2007, among the Company and two accredited investors, on January 31, 2007, the Reporting Person pledged to transfer to the investors up to 7,894,736 shares of Common Stock owned by him if the Company does not achieve certain economic milestones for each of its 2007 and 2008 fiscal years (the "Make Good"). The Company has met the economic milestone for 2007 and so one half of the Make Good shares were released to the Reporting Person. The remaining half of the shares remain subject to the Company’s achieving the 2008 milestone. For more details regarding the Lockup Agreement and the Make Good see the Current Report on Form 8-K filed by the Company on February 1, 2007.

The Reporting Person used his personal funds to acquire the original shares directly owned by him and Total Device Management Limited used its own working capital.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Purchase Agreement as described in Item 3 above. The Reporting Person holds the securities directly and indirectly through Total Device Management Limited solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this statement, the Reporting Person is the beneficial owner of 23,277,935 shares of the Common Stock, representing 51% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)

The Reporting Person has the sole power to vote and dispose of 23,277,935 shares.

(c)

Other than the sale of 1,070,000 shares of the Company’s Common Stock on March 28, 2008 explained in Item 2 above, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on February 1, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

Title

Exhibit No.	Description
10.1*	Purchase Agreement, dated March 26, 2008, by and among the Company, the Reporting Person and the investors named therein (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company on March 28, 2008).

10.2*	Lockup Agreement, dated January 31, 2007, among the Company and the stockholders signatory thereto (incorporated by reference to Exhibit 10.4 of the current report on Form 8-K filed by the Company on February 1, 2007).

10.3*	Make Good Escrow Agreement, dated January 31, 2007, among the Company, Mr. Jiang Huai Lin, the investors signatory thereto, Roth Capital Partners, LLC and Securities Transfer Corporation, as escrow agent (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the Company on February 1, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

/s/ Jiang Huai Lin
JIANG HUAI LIN